Pepco Holdings, Inc

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
www.pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
May 7, 2007

Media Contact: Robert Dobkin
202-872-2680
Investor Contact: Donna Kinzel
302-429-3004

Pepco Holdings Reports First-Quarter 2007 Earnings;
Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today reported first quarter 2007 consolidated earnings of $51.6 million, or 27 cents per share, compared to $56.8 million, or 29 cents per share, in the first quarter of 2006. There were no special items in the first quarter of 2007. Excluding the special items described below, earnings for the first quarter of 2006 would have been $53.0 million, or 27 cents per share. The weighted average number of basic shares outstanding for the first quarter of 2007 was 192.3 million compared to 189.8 million for the first quarter of 2006.

Earnings for the first quarter of 2007 were level with the earnings for the 2006 quarter, excluding special items, as higher weather related kWh sales at Power Delivery and increased earnings at Conectiv Energy offset several negative factors. Power Delivery earnings were negatively impacted by lower network transmission revenue resulting from a true-up in the 2006 transmission rates for rates in effect in 2005, higher operation and maintenance expenses, and lower default service margins resulting primarily from an increase in customer migration to third party suppliers. Pepco Energy Services' earnings were down relative to 2006 due to gains on the sale of excess supply and more favorable congestion costs in the 2006 quarter. Offsetting these decreases were higher kWh sales at Power Delivery as a result of colder weather and higher Conectiv Energy earnings driven by new, higher margin supply contracts and an increase in generation output and margins.

"Overall, I'm pleased with the progress we've made in the first quarter on several fronts," said Dennis R. Wraase, Chairman, President and Chief Executive Officer. "Weather adjusted sales in Power Delivery were consistent with our forecast, and the lower Pepco Energy Services earnings reflect an anticipated decline from the 2006 sale of surplus energy. Conectiv Energy had a good quarter driven by higher generation output and margins, and higher margin supply contracts. The results for the first quarter position Conectiv Energy to achieve gross margins within our expected range for 2007." He added, "We continue to make good progress on our regulatory initiatives, with the settlement of the Delaware gas distribution base rate case in March and the electric distribution base rate cases in Maryland and in the District of Columbia on track for resolution later this year. And, the filing of our "Blueprint for the Future" in Delaware, Maryland, and the District of Columbia is a key step in our plan to enhance reliability and promote energy conservation."

First-Quarter Highlights

Operations

- Power Delivery electric sales were 12,557 gigawatt hours (GWhs) in the first quarter of 2007 compared to 12,015 GWhs for the same period last year. Heating degree days (electric service territory) increased by 14% for the three months ended March 31, 2007, compared to the same period in 2006. Weather adjusted electric sales were 12,425 GWhs in the first quarter of 2007 compared to 12,320 GWhs for the same period last year. This quarter over quarter growth of .9% is consistent with our sales forecast.

- Conectiv Energy's gross margin from Merchant Generation and Load Service was $63.9 million in the first quarter of 2007, compared to $46.9 million in the first quarter of 2006. The increase resulted primarily from new, higher margin supply contracts and an increase in generation output and margins.

- Conectiv Energy's total generation output was 1,018 GWhs in the first quarter of 2007 compared to 807 GWhs in the first quarter of 2006. The increase was driven by colder weather and higher spark spreads, leading to more frequent dispatch of the units.

- Pepco Energy Services' gross margin from Retail Energy Supply was $6.8 million in the first quarter of 2007, compared to $19.7 million in the first quarter of 2006. The decrease resulted primarily from gains on the sale of excess supply and more favorable congestion costs in the 2006 quarter.

- Pepco Energy Services had retail electric sales of 4,433 GWhs in the first quarter of 2007, compared to 2,473 GWhs in the first quarter of 2006. This increase primarily reflects the acquisition of additional commercial and industrial customer loads.

Regulatory Matters

- On March 20, 2007, the Delaware Public Service Commission issued an order in Delmarva Power's gas distribution base rate case. The order authorizes a $9.0 million increase in gas distribution base rates effective April 1, 2007 (of which $2.5 million was put into effect on Nov. 1, 2006), a 10.25% return on equity, and a change in depreciation rates that result in a $2.1 million reduction in pre-tax annual depreciation expense.

- On March 20, 2007, the Delaware Public Service Commission issued an order opening a proceeding to consider the implementation of a revenue decoupling mechanism for electric and natural gas utilities in Delaware.

- On March 20, 2007, the Delaware Public Service Commission issued an order opening a proceeding to consider Delmarva Power's "Blueprint for the Future" Application which includes plans for demand-side management programs, advanced metering, and distribution automation. On March 21, 2007, Pepco and Delmarva Power filed similar "Blueprint" proposals in Maryland and on April 5, 2007, Pepco filed a similar proposal in the District of Columbia.

- On Feb. 8, 2007, Atlantic City Electric completed the sale of the B.L. England Generating Station to RC Cape May Holdings, LLC for $9.0 million. The sale price is subject to a post-closing true-up, which is expected to occur in May, and other adjustments. Net proceeds from the sale will be credited to Atlantic City Electric's customers.

Further details regarding changes in consolidated earnings between 2007 and 2006 can be found in the following schedules. Additional information regarding financial results and recent regulatory events can be found in the Pepco Holdings, Inc. Form 10-Q for the quarter ended March 31, 2007 as filed with the Securities and Exchange Commission, which is available at www.pepcoholdings.com/investors.

Special Items

There were no special items in the first quarter of 2007. GAAP earnings for the first quarter of 2006 include the following special items, which management believes are not representative of the company's ongoing business operations:

- After-tax earnings of $7.9 million, or 4 cents per share, related to a gain on Conectiv Energy's disposition of its interest in a co-generation facility and

- After-tax charges of $4.1 million, or 2 cents per share, related to an impairment loss on certain Pepco Energy Services' assets associated with its energy services business.

A reconciliation of net earnings excluding special items to GAAP earnings is shown in the following tables:

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Net Earnings - Millions of dollars	Three Months Ended March. 31,	
	2007	2006
Reported (GAAP) Net Earnings	$51.6	$56.8
Special Items:		
Impairment loss on energy services assets	-	4.1
Gain on disposition of interest in a co-generation facility	-	(7.9)
Net Earnings, Excluding Special Items	$51.6	$53.0

Earnings per Share	Three Months Ended March 31,	
	2007	2006
Reported (GAAP) Earnings per Share	$0.27	$0.29
Special Items:		
Impairment loss on energy services assets	-	0.02
Gain on disposition of interest in a co-generation facility	-	(0.04)
Earnings per Share, Excluding Special Items	$0.27	$0.27

Pepco Holdings Inc. will host a conference call to discuss first quarter results on Tuesday, May 8th at 11:00 a.m. E.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-800-299-6183 before 10:55 a.m. The pass code for the call is 36308167. International callers may access the call by dialing 1-617-801-9713, using the same pass code, 36308167. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 14464624. International callers may access the replay by dialing 1-617-801-6888 and entering the same pass code 14464624. An audio archive will be available at PHI's Web site, http://www.pepcoholdings.com/investors.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at http://www.pepcoholdings.com/investors.

About PHI: Pepco Holdings, Inc., headquartered in Washington, D.C., delivers electricity and natural gas to about 1.9 million customers in Delaware, the District of Columbia, Maryland, New Jersey and Virginia, through its subsidiaries Pepco, Delmarva Power and Atlantic City Electric. PHI also provides competitive wholesale generation services through Conectiv Energy and retail energy products and services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.
Earnings Per Share Variance
2007 / 2006

| | 1st Quarter | | | | | |
| | | Competitive Energy | | | | |
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2006 Net Income/(Loss) (GAAP) 1/	$ 0.20	$ 0.09	$ 0.03	$ 0.05	$ (0.08)	$ 0.29
2006 Special Items 2/						
• Gain on disposition of assets associated with Burney co-generation facility	-	(0.04)	-	-	-	(0.04)
• Impairment loss on certain energy services business assets	-	-	0.02	-	-	0.02
2006 Net Income/(Loss) excluding Special Items	0.20	0.05	0.05	0.05	(0.08)	0.27
Change from 2006 Net Income/(Loss) excluding Special Items						
Regulated Operations						
• Revenue - Network Transmission Rates	(0.05)	-	-	-	-	(0.05)
- Weather (estimate) 3/	0.04	-	-	-	-	0.04
- Other Distribution Revenue	0.01	-	-	-	-	0.01
- Standard Offer Service Margin	(0.02)	-	-	-	-	(0.02)
• Operation & Maintenance	(0.02)	-	-	-	-	(0.02)
• Other, net	0.01	-	-	-	-	0.01
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation and Load Service	-	0.05	-	-	-	0.05
- Energy Marketing	-	0.01	-	-	-	0.01
• Operating costs, net	-	(0.01)	-	-	-	(0.01)
Pepco Energy Services						
• Retail energy supply	-	-	(0.04)	-	-	(0.04)
• Energy services	-	-	-	-	-	-
• Other, net	-	-	-	-	-	-
Other Non-Regulated						
• Other, net	-	-	-	-	-	-
Corporate & Other						
• Other, net	-	-	-	-	0.01	0.01
Capital Costs	-	-	-	0.01	-	0.01
2007 Net Income/(Loss) excluding Special Items	0.17	0.10	0.01	0.06	(0.07)	0.27
2007 Net Income/(Loss) (GAAP) 4/	$ 0.17	$ 0.10	$ 0.01	$ 0.06	$ (0.07)	$ 0.27

1/ 2006 weighted average number of basic shares outstanding for the first quarter was 189,844,637.

2/ Management believes the special items are not representative of the company's ongoing business operations.

3/ The effect of weather in 2007 compared with the 20 year average weather is estimated to have increased earnings by $.01 per share.

4/ 2007 weighted average number of basic shares outstanding for the first quarter was 192,288, 885.

	Three Months Ended March 31, 2007 (Millions of dollars)								
			Competitive Energy Segments						
	Power Delivery		Conectiv Energy		Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$1,275.1		$496.1	(b)	$509.9	$19.3	$(121.6)	$2,178.8
Operating Expense (c)	1,180.9	(b)	456.9		508.8	1.0	(121.4)	2,026.2
Operating Income	94.2		39.2		1.1	18.3	(.2)	152.6
Interest Income	1.8		1.2		.9	2.7	(3.3)	3.3
Interest Expense	45.5		8.4		1.3	9.2	20.2	84.6
Other Income	4.8		.1		3.3	3.3	.3	11.8
Preferred Stock Dividends	.1		-		-	.6	(.6)	.1
Income Taxes	22.0		13.1		1.4	3.7	(8.8)	31.4
Net Income (loss)	33.2		19.0		2.6	10.8	(14.0)	51.6
Total Assets	9,097.3		1,723.6		563.8	1,585.7	1,351.1	14,321.5
Construction Expenditures	$ 118.3		$ 5.9		$ 1.7	$ -	$ 1.1	$127.0

Note:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(121.7) million for Operating Revenue, $(120.4) million for Operating Expense, $(20.9) million for Interest Income, $(20.3) million for Interest Expense, and $(.6) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $111.1 million for the three months ended March 31, 2007.

(c) Includes depreciation and amortization of $93.1 million, consisting of $78.1 million for Power Delivery, $9.3 million for Conectiv Energy, $2.9 million for Pepco Energy Services, $.5 million for Other Non-Regulated, and $2.3 million for Corp. & Other.

	Three Months Ended March 31, 2006 (Millions of dollars)									
			Competitive Energy Segments							
	Power Delivery		Conectiv Energy		Pepco Energy Services		Other Non-Regulated		Corp. & Other (a)		PHI Cons.
Operating Revenue	$1,174.8		$516.0	(b) (f)	$369.7		$20.9		$(129.5) (f)	$1,951.9
Operating Expense (c)	1,070.9	(b)	492.8	(f)	360.4	(e)	1.6		(127.7) (f)	1,798.0
Operating Income	103.9		23.2		9.3		19.3		(1.8)	153.9
Interest Income	2.3		1.8	(f)	.4		1.4 (g)		(2.4) (f) (g)	3.5
Interest Expense	43.4		8.3	(f)	.8		9.4 (g)		19.7 (f) (g)	81.6
Other Income	2.5		12.0	(d)	.2		1.3		.6	16.6
Preferred Stock Dividends	1.3		-		-		.6		(1.5)	.4
Income Taxes	26.4		11.6		3.6		2.4		(8.8)	35.2
Net Income (loss)	37.6		17.1		5.5		9.6		(13.0)	56.8
Total Assets	8,608.9		1,994.7		521.5		1,457.6		1,132.8	13,715.5
Construction Expenditures	$ 112.9		$ 2.4		$ 2.7		$ -		$ 2.2	$120.2

Note:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(131.0) million for Operating Revenue, $(129.6) million for Operating Expense, $(21.4) million for Interest Income, $(20.8) million for Interest Expense, and $(.6) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $122.7 million for the three months ended March 31, 2006.

(c) Includes depreciation and amortization of $104.2 million, consisting of $90.0 million for Power Delivery, $9.1 million for Conectiv Energy, $2.9 million for Pepco Energy Services, $.4 million for Other Non-Regulated, and $1.8 million for Corp. & Other.

(d) Includes $12.3 million gain ($7.9 million after tax) related to the gain on disposition of an interest in a cogeneration joint venture.

(e) Includes $6.3 million impairment loss ($4.1 million after tax) on certain energy services business assets.

(f) Due to a reclassification, the Conectiv Energy segment does not include $35.3 million of intrasegment operating revenue and operating expense and $6.8 million of intrasegment interest income and interest expense. Accordingly, the Corp. & Other column does not include an elimination for these amounts.

(g) Due to a reclassification, the Other Non-Regulated segment does not include $33.4 million of intrasegment interest income and interest expense. Accordingly, the Corp. & Other column does not include an elimination for these amounts.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)

| | Three Months Ended March 31, | |
	2007	2006
	(Millions of dollars, except share data)	
Operating Revenue		
Power Delivery	$ 1,275.1	$ 1,174.8
Competitive Energy	887.1	756.7
Other	16.6	20.4
Total Operating Revenue	2,178.8	1,951.9
Operating Expenses		
Fuel and purchased energy	1,477.0	1,226.7
Other services cost of sales	138.1	156.9
Other operation and maintenance	207.1	204.4
Depreciation and amortization	93.1	104.2
Other taxes	85.3	81.4
Deferred electric service costs	28.1	19.4
Impairment loss	-	6.3
Gain on sale of assets	(2.5)	(1.3)
Total Operating Expenses	2,026.2	1,798.0
Operating Income	152.6	153.9
Other Income (Expenses)		
Interest and dividend income	3.3	3.5
Interest expense	(84.6)	(81.6)
Income from equity investments	3.4	.7
Other income	8.6	20.9
Other expenses	(.2)	(5.0)
Total Other Expenses	(69.5)	(61.5)
Preferred Stock Dividend Requirements of Subsidiaries	.1	.4
Income Before Income Tax Expense	83.0	92.0
Income Tax Expense	31.4	35.2
Net Income	51.6	56.8
Retained Earnings at Beginning of Period	1,068.7	1,018.7
Cumulative Effect Adjustment Related to the Implementation of FIN 48	1.4	-
LTIP Dividend	(.2)	-
Dividends Paid on Common Stock	(50.1)	(49.4)
Retained Earnings at End of Period	$ 1,071.4	$ 1,026.1
Earnings Per Share of Common Stock	$ .27	$ .29

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

ASSETS	March 31, 2007	December 31, 2006
	(Millions of dollars)	
CURRENT ASSETS		
Cash and cash equivalents	$ 81.7	$ 48.8
Restricted cash	17.1	12.0
Accounts receivable, less allowance for uncollectible accounts of $34.8 million and $35.8 million, respectively	1,163.9	1,253.5
Fuel, materials and supplies-at average cost	241.7	288.8
Unrealized gains - derivative contracts	46.2	72.7
Prepayments of income taxes	278.4	228.4
Prepaid expenses and other	83.1	77.2
Total Current Assets	1,912.1	1,981.4
INVESTMENTS AND OTHER ASSETS		
Goodwill	1,409.2	1,409.2
Regulatory assets	1,524.0	1,570.8
Investment in finance leases held in trust	1,330.9	1,321.8
Income taxes receivable	200.5	-
Other	364.0	383.7
Total Investments and Other Assets	4,828.6	4,685.5
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	11,858.6	11,819.7
Accumulated depreciation	(4,277.8)	(4,243.1)
Net Property, Plant and Equipment	7,580.8	7,576.6
TOTAL ASSETS	$ 14,321.5	$14,243.5

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2007	December 31, 2006
	(Millions of dollars, except shares)	
CURRENT LIABILITIES		
Short-term debt	$ 382.1	$ 349.6
Current maturities of long-term debt	870.0	857.5
Accounts payable and accrued liabilities	718.0	700.7
Capital lease obligations due within one year	5.5	5.5
Taxes accrued	103.1	99.9
Interest accrued	67.7	80.1
Interest and tax liability on uncertain tax positions	124.8	-
Other	380.4	433.6
Total Current Liabilities	2,651.6	2,526.9
DEFERRED CREDITS		
Regulatory liabilities	793.9	842.7
Deferred income taxes	1,976.2	2,084.0
Investment tax credits	39.2	46.1
Pension benefit obligation	84.4	78.3
Other postretirement benefit obligations	411.6	405.0
Income taxes payable	145.3	-
Other	291.5	256.5
Total Deferred Credits	3,742.1	3,712.6
LONG-TERM LIABILITIES		
Long-term debt	3,676.7	3,768.6
Transition Bonds issued by ACE Funding	456.8	464.4
Long-term project funding	22.5	23.3
Capital lease obligations	111.0	111.1
Total Long-Term Liabilities	4,267.0	4,367.4
COMMITMENTS AND CONTINGENCIES		
MINORITY INTEREST	6.2	24.4
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value, authorized 400,000,000 shares, 193,082,141 shares and 191,932,445 shares outstanding, respectively	1.9	1.9
Premium on stock and other capital contributions	2,663.1	2,645.0
Accumulated other comprehensive loss	(81.8)	(103.4)
Retained earnings	1,071.4	1,068.7
Total Shareholders' Equity	3,654.6	3,612.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 14,321.5	$ 14,243.5

POWER DELIVERY SALES AND REVENUES

Power Delivery Sales (Gigawatt Hours)	Three Months Ended March 31,	
	2007	2006
Regulated T&D Electric Sales		
Residential	4,842	4,491
Commercial	6,731	6,482
Industrial	915	972
Other	69	70
Total Regulated T&D Electric Sales	12,557	12,015
Default Electricity Supply Sales		
Residential	4,723	4,352
Commercial	2,398	4,186
Industrial	219	497
Other	43	39
Total Default Electricity Supply Sales	7,383	9,074

Power Delivery Electric Revenue (Millions of dollars)	Three Months Ended March 31,			
	2007		2006	
Regulated T&D Electric Revenue				
Residential	$	142.5	$	138.3
Commercial		158.9		156.2
Industrial		6.3		8.6
Other (Includes PJM)		52.2		66.4
Total Regulated T&D Electric Revenue	$	359.9	$	369.5
Default Supply Revenue				
Residential	$	449.7	$	275.5
Commercial		238.9		279.7
Industrial		20.3		31.5
Other (Includes PJM)		76.9		93.2
Total Default Supply Revenue	$	785.8	$	679.9
Other Electric Revenue	$	16.6	$	15.0
Total Electric Operating Revenue	$	1,162.3	$	1,064.4

Power Delivery Gas Sales and Revenue	Three Months Ended March 31,			
	2007		2006	
Regulated Gas Sales (Bcf)				
Residential		4.1		3.5
Commercial		2.5		2.1
Industrial		.3		.2
Transportation and Other		2.0		1.7
Total Regulated Gas Sales		8.9		7.5
Regulated Gas Revenue (Millions of dollars)				
Residential	$	62.0	$	59.9
Commercial		35.3		35.5
Industrial		2.9		3.2
Transportation and Other		1.5		1.3
Total Regulated Gas Revenue	$	101.7	$	99.9
Other Gas Revenue	$	11.1	$	10.5
Total Gas Operating Revenue	$	112.8	$	110.4
Total Power Delivery Operating Revenue	$	1,275.1	$	1,174.8

WEATHER DATA - CONSOLIDATED ELECTRIC SERVICE TERRITORY

	Three Months Ended March 31,	
	2007	2006
Heating Degree Days	2,329	2,052
20 Year Average	2,254	2,270
Percentage Difference from Average	3.3%	-9.6%
Percentage Difference from Prior Year	13.5%	
Cooling Degree Days	3	3
20 Year Average	3	3
Percentage Difference from Average	0.0%	0.0%
Percentage Difference from Prior Year	0.0%	

CONECTIV ENERGY

	Three Months Ended				
	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Gigawatt Hour Supply (GWh)					
Base-Load (1)	551	439	455	402	518
Mid-Merit (Combined Cycle) (2)	384	319	1,082	407	274
Mid-Merit (Oil Fired) (3)	72	(2)	121	0	(4)
Peaking	4	4	95	18	15
Tolled Generation	7	7	77	7	4
Generation Output	1,018	767	1,830	834	807
Load Service Volumes	2,026	1,358	1,831	1,885	3,440
Total Sales (4)	3,044	2,125	3,661	2,719	4,247
Around-the-clock Market Prices					
($/MWh) PJM - East (5)	$61.11	$44.60	$61.56	$48.01	$58.30
On Peak Market Prices					
($/MWh) PJM - East (5)	$69.47	$55.14	$81.67	$61.02	$63.45
Gas Price - M3 (Market Area)					
($/MMBtu) (5)	$ 8.44	$ 7.09	$ 6.67	$ 7.04	$ 8.46
Average Power Sales Price ($/MWh) (6)					
Generation	$74.97	$57.87	$96.11	$67.57	$65.49
Other (7)	$70.68	$65.51	$73.39	$54.21	$50.73
Merchant Generation and Load Service					
Margin per MWh (8)	$62.7	$64.0	$37.7	$56.3	$58.2
Merchant Generation and Load Service					
Margin Key Drivers (Percentage of Total) (8) (9)					
West to East Hub Congestion	2%	3%	11%	0%	2%
Fuel Hedges and Load Service & Other Power Hedges	30%	54%	-29%	33%	32%
Ancillary Services and Hourly Flexibility Premium	13%	6%	9%	12%	29%
Fuel Switching	4%	0%	2%	0%	3%
PJM Capacity	7%	11%	8%	7%	6%
Energy Spark Spreads	44%	26%	99%	48%	28%

Notes:
(1) Edge Moor Units 3 and 4 and Deepwater Unit 6.
(2) Hay Road and Bethlehem, all units.
(3) Edge Moor Unit 5 and Deepwater Unit 1. Generation output for these units was negative for the three months ended December 31, 2006 and March 31, 2006 respectively, because of station service consumption.
(4) Amounts for the March, June, and September 2006 quarters have been revised from amounts shown on prior reports to include tolled generation.
(5) Daily average.
(6) Calculated from data reported in Conectiv Energy's Electric Quarterly Report filed with the FERC; does not include capacity or ancillary services revenue.
(7) Consists of default electricity supply sales, standard product power sales, and spot power sales other than merchant generation as reported in Conectiv's Energy's Electric Quarterly Report.
(8) Amounts for the 2006 quarters have been revised from amounts shown on prior reports to include amounts previously described as Full Requirements Load Service.
(9) Merchant Generation and Load Service Margin Key Drivers percentages are estimates.

CONECTIV ENERGY - (continued)

Operating Summary

(Millions of dollars)	Three Months Ended March 31,			
	2007			2006
Gigawatt Hour Supply (GWh)				
Generation Output	1,018	(3)		807
Load Service Volumes	2,026	(4)		3,440
Total Sales	3,044			4,247
Operating Revenue:				
Merchant Generation and Load Service (1)	$ 247.3			$ 298.2
Energy Marketing (2)	248.8			217.8
Total	496.1			516.0
Cost of Goods Sold:				
Merchant Generation and Load Service (1)	183.4			251.3
Energy Marketing (2)	233.6			207.4
Total	417.0			458.7
Gross Margin:				
Merchant Generation and Load Service (1)	63.9	(5)		46.9
Energy Marketing (2)	15.2	(6)		10.4
Total	79.1			57.3
Operating and Maintenance Expenses	29.6	(7)		24.2
Depreciation	9.3			9.1
Taxes Other Than Income Taxes	0.4			0.8
Other Operating Expenses	0.6			-
Total	39.9			34.1
Operating Income	$ 39.2			$ 23.2

Notes:

(1) Merchant Generation and Load Service is comprised of the two business activities that previously were reported separately as Merchant Generation and Full Requirements Load Service. The combination of the two activities for reporting purposes has been implemented because Full Requirements Load Service contracts are primarily used, along with other hedges already considered part of Merchant Generation, to hedge capacity and energy output from Conectiv Energy's generating plants. Merchant Generation and Load Service consists primarily of electric power, capacity and ancillary services sales from Conectiv Energy's generating plants; tolling arrangements entered into to sell energy and other products from Conectiv Energy's generating plants and entered into to purchase energy and other products from other companies' generating plants; hedges of power, capacity, fuel and load; the sale of excess fuel (primarily natural gas) and emission allowances; electric power, capacity, and ancillary services sales pursuant to competitively bid contracts entered into with affiliated and non-affiliated companies to fulfill their default electricity supply obligations; and fuel switching activities made possible by the multi-fuel capabilities of some of Conectiv Energy's generating plants.

(2) The activity designated as "Other Power, Oil and Gas Marketing Services" in previous reports has been renamed "Energy Marketing". The activities continue to consist primarily of wholesale natural gas marketing and fuel oil marketing; the activities of the real-time power desk which generates margin by identifying and capturing price differences between power pools, and locational and timing differences within a power pool; and prior to October 31, 2006, providing operating services under an agreement with an unaffiliated power plant. Beginning in 2007, power origination activities have been reclassified into Energy Marketing from Merchant Generation and Load Service.

(3) Higher generating plant output during the first quarter of 2007 compared to the 2006 quarter was due to colder weather and higher energy prices, which resulted in a 26% increase in output.

(4) Lower load service volumes during the first quarter of 2007 compared to the 2006 quarter resulted from the termination of the Delaware POLR load obligation in April 2006, which was partially offset with new higher margin load service contracts.

(5) Higher Merchant Generation and Load Service gross margins during the first quarter of 2007 compared to the 2006 quarter were driven by a 26% increase in generation output, new higher margin default electricity supply contracts, higher generation margins and the sale of excess natural gas not needed for the plants. These items were partially offset by the expiration of an agreement with an international investment banking firm to hedge approximately 50% of the commodity price risk of Conectiv Energy's generation and Default Electricity supply commitment to Delmarva Power.

(6) Higher Energy Marketing gross margins during the first quarter of 2007 compared to the 2006 quarter resulted primarily from an increase in power origination and oil marketing margins. Oil marketing was higher due to effective inventory management. Beginning in 2007, power origination activities have been reclassified into Energy Marketing from Merchant Generation and Load Service.

(7) Higher operating and maintenance expenses during the first quarter of 2007 compared to the 2006 quarter were primarily due to increased planned outages in the first quarter of 2007.

PEPCO ENERGY SERVICES

Operating Summary

(Millions of dollars)	Three Months Ended March 31,	
	2007	2006
Retail Electric Sales (GWh)	4,433	2,473
Operating Revenue	$509.9	$369.7
Cost of Goods Sold	487.6	332.4
Gross Margin	22.3	37.3
Gross Margin Detail:		
Retail Energy Supply	6.8 [1]	19.7
Energy Services	15.3 [2]	16.6
Power Generation	0.2 [3]	1.0
Total	22.3	37.3
Operation and Maintenance Expenses	18.3	18.8
Depreciation	2.9	2.9
Impairment Loss (Adjustment)	-	6.3 [4]
Operating Expenses	21.2	28.0
Operating Income	$ 1.1	$ 9.3

Notes:

(1) Retail Energy Supply gross margin decreased quarter over quarter due to gains on the sale of excess supply and more favorable congestion costs in the 2006 quarter.

(2) Energy Services gross margin decreased quarter over quarter primarily due to lower thermal energy sales.

(3) Power Generation gross margin decreased quarter over quarter due to lower unit margins and lower generation output.

(4) Impairment loss on certain Energy Services assets.

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